May 28, 2019

Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
3840 Land O' Lakes Boulevard
Land O' Lakes, Florida 34639

       Re: Trxade Group, Inc.
           Registration Statement on Form S-1
           Filed May 6, 2019
           File No. 333-231246

Dear Mr. Ajjarapu:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed May 6, 2019

General

1. We note that you plan to incorporate by reference information pursuant to General
       Instruction VII of Form S-1. However, it appears that the company is a penny stock issuer as defined in Rule 3a51-1 of the Exchange Act and, therefore, is not eligible to use incorporation by reference. Please revise or advise. Please also update your financial disclosure for the quarterly period ended March 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Suren Ajjarapu
Trxade Group, Inc.
May 28, 2019
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                           Sincerely,

FirstName LastNameSuren Ajjarapu                           Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameTrxade Group, Inc.
                                                           Mining
May 28, 2019 Page 2
cc:       Blair Krueger, Esq.
FirstName LastName